SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 8)

ACTEL CORPORATION

(Name of Subject Company)

ACTEL CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004934105

(CUSIP Number of Class of Securities)

John C. East

President and Chief Executive Officer

Actel Corporation

2061 Stierlin Court

Mountain View, California 94043-4655

(650) 318-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Julia Reigel, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 4, 2010, as amended by Amendment No. 2 thereto filed with the SEC on October 5, 2010, as amended by Amendment No. 3 thereto filed with the SEC on October 8, 2010, as amended by Amendment No. 4 thereto filed with the SEC on October 12, 2010, as amended by Amendment No. 5 thereto filed with the SEC on October 18, 2010, as amended by Amendment No. 6 thereto filed with the SEC on October 21, 2010 and as amended by Amendment No. 7 thereto filed with the SEC on October 26, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Actel Corporation, a California corporation (“Actel”), relating to the tender offer by Artful Acquisition Corp., a California corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Microsemi with the SEC on October 4, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 12, 2010, as amended by Amendment No. 2 thereto filed with the SEC on October 18, 2010 and as amended by Amendment No. 3 thereto filed with the SEC on October 26, 2010 and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, together with the associated preferred stock purchase rights of Actel (which rights together with the shares of common stock are hereinafter collectively referred to as the “Shares”), or such reduced amount of Shares as described therein, at a price of $20.88 per Share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal that accompanied the Offer to Purchase (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 8 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 8 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 is hereby further amended and supplemented by including the following at the end thereof:

The Offer expired at 12:00 midnight, New York City time, on November 1, 2010. Based on preliminary information provided by the depositary, 23,099,124 Shares were validly tendered and not withdrawn in the Offer, representing approximately 87.9% of Actel’s outstanding Shares. Purchaser accepted for payment all Shares validly tendered in the Offer in accordance with the terms of the Offer and will promptly pay for such Shares.

Purchaser exercised its Top-Up Option pursuant to the terms of the Merger Agreement to acquire 7,000,000 newly issued Shares at a purchase price per share equal to the Offer Price.

Following the expiration of the Offer and the exercise of the Top-Up Option, Purchaser owned more than 90% of the outstanding Shares (excluding Shares tendered through guaranteed delivery procedures and not yet delivered) and in accordance with the Merger Agreement and the CGCL’s “short-form” merger statute, Purchaser was merged with and into Actel with Actel continuing as the Surviving Corporation and as a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share outstanding (other than Shares owned by Actel, Parent, Purchaser, or any direct or indirect wholly owned subsidiary of Parent or Actel, or held by shareholders who properly demand and perfect dissenters’ rights under the CGCL) was converted into the right to receive $20.88, net to the selling shareholder in cash, without interest and less any required withholding taxes. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Market.

On November 2, 2010, Microsemi issued a press release, which is filed as Exhibit (a)(5)(K) hereto and incorporated herein by reference, announcing the results of the Offer and completion of the acquisition of Actel.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(K)	Press Release issued by Microsemi Corporation on November 2, 2010.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTEL CORPORATION

Date: November 2, 2010	By:	/S/ JOHN W. HOHENER
John W. Hohener Chief Financial Officer and Secretary

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(5)(K)	Press Release issued by Microsemi Corporation on November 2, 2010.*

*	Filed herewith.